ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

February 23, 2017

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re: Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 2, 2017 and February 22, 2017 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 19, 2016 (the “Registration Statement”). Specifically, this letter responds to the supplemental comments provided by telephone on February 22, 2017. Your supplemental comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please add disclosure regarding sales charge discounts to the introduction to the fee table for each series of the Registrant (each a “Fund” and collectively, the “Funds”) for which such discounts apply.

Response. The introduction to the fee table for each Fund has been revised to include the following: “You may qualify for sales charge discounts on purchases of Class T shares if you invest at least $250,000 in Calamos Funds. More information about the share classes is available from your financial professional and under “Fund Facts — What classes of shares do the Funds offer?” on page 98 of the Fund’s prospectus, in the Appendix to this prospectus and “Share Classes and Pricing of Shares” on page 51 of the Fund’s statement of additional information.”

2.	Comment. Please confirm the sales charge discounts that apply to each Fund.

Response. The sales charge discounts for each Fund are as follows: (i) for each Fund other than Total Return Bond Fund, High Income Fund, Market Neutral Income Fund, Convertible Fund and Global Convertible Fund sales charges as percentage of offering price on purchases of Class A shares are as follows: less than $50,000: 4.75%; $50,000 but less than $100,000: 4.25%; $100,000 but less than $250,000: 3.50%; $250,000 but less than

$500,000: 2.50%; $500,000 but less than $1,000,000: 2.00%; and $1,000,000 or more: none, (ii) for Total Return Bond Fund, High Income Fund, Market Neutral Income Fund, Convertible Fund and Global Convertible Fund sales charges as percentage of offering price on purchases of Class A shares are as follows: less than $100,000: 2.25%; $100,000 but less than $250,000: 1.75% and $250,000 or more: none; and (iii) for each Fund sales charges as percentage of offering price on purchases of Class T shares are as follows: less than $250,000: 2.50%; $250,000 but less than $500,000: 2.00%; $500,000 but less than $1,000,000: 1.50% and $1,000,000 or more: 1.00%.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin
Rita Rubin, Esq.

RR/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Kelly A. Pendergast, Esq. Ropes & Gray LLP

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